FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: December 30, 2003	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

Quarterly Report **OCTOBER 31, 2003**

AMERICAN

Gammon Lake Resources Inc.

TABLE OF CONTENTS

LETTER FROM THE PRESIDENT	page 3
MANAGEMENT DISCUSSION AND ANALYSIS	page 4
Financial statements	page 7
Notes to the Interim Consolidated Financial Statements	page 9
Corporate Information	page 22

2

Dear Shareholders,

Gammon Lake Resources Inc. is pleased to report the continuing strong progress of the Company in this, the first quarter of the Company’s fiscal 2004 year.

As you may be aware, the Company is targeting the development of a six-million-ounce gold-equivalent resource at its Ocampo gold/silver project in the state of Chihuahua, Mexico. We have taken substantial further steps in advancing toward this goal within the past quarter:

• The Company considerably strengthened its management group by the addition of Mr. Rod Pye as Chief Operating Officer. Mr. Pye joins the company from a senior management position at Barrick Gold Corporation where he previously recently served for 11 years in senior management roles. Mr. Pye is playing an important role with the Company in the further development of our Ocampo gold district, with the specific task of completing a final feasibility study and initiating construction of the Company’s open-pit and underground mines at Ocampo. Mr. Pye’s previous experience includes senior roles in conceptual and detailed mine design, permitting, equipment and systems specification, construction, shaft sinking, mine development, personnel recruitment, and the commissioning and early production of several major mines.

• Importantly, the Company has now also completed the full consolidation of the Ocampo gold/silver project and now owns outright 100% of this district. The last step in this consolidation was the recent buyback of the 60% earn-in interest in the Ocampo Open-Pit Joint Venture Area previously held by Bolnisi Gold NL, of Sydney. Under this re-acquisition, Gammon Lake paid Bolnisi $US 5-million, and Bolnisi turned over to the company all final feasibility data developed in advancing the open-pit resource to production. Based on the work completed by Bolnisi and the recent scoping study completed for Gammon Lake by Kappes Cassiday & Associates, of Reno, Gammon is now targeting initial production levels approaching 300,000 gold-equivalent ounces per year in the combined open-pit and underground areas of the project that are now in the comprehensive final feasibility stage. Gammon Lake believes that the re-acquisition of the Bolnisi interest in the Open-Pit Project Area will radically reduce overall capital and operating costs and raise total production levels through a combined underground and open pit mine plan and single processing facility.

• In furtherance of its expanded project goals, Gammon Lake was also very pleased to complete a second major financing with BMO Nesbitt Burns Inc. in the amount of $C 15-million. Proceeds from this financing, which follows a $C 17.25 million financing also completed with BMO Nesbitt Burns just four months ago, are being applied to the completed re-purchase of the Bolnisi Open-Pit Project Area interest, and to further exploration and development of this area.

Combining the 1.4-million ounce gold-equivalent advanced-stage resource that had reached the final feasibility stage in the Open Pit Project Area, with the last-announced nearly-3-million-ounce gold-equivalent resource developed by Gammon as of mid-2003 at the Northeast Ocampo Underground Project Area, the Company as of 2003 was able to report a total 4.4-million-ounce gold-equivalent resource at the consolidated Ocampo gold/silver project. Concurrently, Gammon Lake is aggressively expanding additional from-surface and underground drilling in the Northeast Ocampo Underground Project Area, where a new 65,000-meter drill program is in progress. With highly favorable drill results reported in December from this on-going program, we believe we will be able to demonstrate a continued expansion of the highgrade underground resource, and to grow the size of the Company’s overall resource substantially over the next quarter and beyond.

An important part of the overall project expansion program is the continuing development of underground ramps and tunnels to six kilometers. As of December, this ramp had intersected the Aventurero Zone — the first of several high-grade areas previously discovered with drilling from surface. Drilling from drill stations located within the underground tunnels has continued to intersect very high gold and silver values. The ramp/tunnel development is planned to intersect the heart of high-grade discoveries within the Aventurero, San Juan, Las Animas and Rosario zones. This program has an important role in upgrading the current resource to the measured and indicated category, as well as expanding the overall resource size toward the goal of a total 6-million gold-equivalent ounces.

• As previously reported, Gammon Lake also owns 26.7% of the issued and outstanding shares of Mexgold Resources Inc. Mexgold likewise has aggressive drill programs now underway at its Guadalupe y Calvo gold/silver project, which is also located in Mexico’s Chihuahua state. We anticipate the continued growth in the values of Gammon’s holdings in Mexgold as drill results become available. The Guadalupe project has historically produced Mexico’s highest-grade gold and silver production, and is now being systematically explored for the first time with modern mining and exploration technologies.

The Company’s objectives for early 2004 are to complete a project-wide feasibility study at its Ocampo gold/silver project while continuing aggressively with further underground tunnel development and drill programs, and then to commence planning the construction and commissioning of a combined open-pit and underground mine at Ocampo. We believe that the Company’s greatest days lie just ahead, during 2004. We thank our shareholders for their continued support, and we are confident of delivering to them continued exciting growth and values during the quarter and year ahead.

Sincerely,

Fred George
Chairman and President
Gammon Lake Resources Inc.

Overview
This interim management discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three month period ended October 31, 2003 and 2002, and the audited consolidated financial statements of the Company for the year ended July 31, 2003 including all accompanying notes to the financial statements. The following discussion and analysis provides a summary of selected consolidated financial information for the three month period ended October 31, 2003 and 2002, and includes financial information relating to the Company, as well as its wholly-owned subsidiaries. The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 14 to the Consolidated Financial Statements.

The Company has ongoing advanced stage exploration and development at its Ocampo project. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital. The monthly payment previously received from Bolnisi Gold NL was terminated pursuant to an agreement signed in November 2003 (see Note 15). Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found in its Annual Information Form.

Description of the Business
Gammon Lake Resources Inc. is a mineral resource company engaged in the acquisition and development of mineral properties in Mexico. The Company’s resources are currently focused on the development of its Ocampo Gold and Silver Project in Chihuahua State, Mexico. The Company also owns a minority interest in Mexgold Resources Inc. (Mexgold), a public junior natural resource company, listed on the TSX Venture exchange (TSXV:MGR). Mexgold holds a 100% interest in a single Mexican gold and silver mineral exploration property known as the “Guadalupe Gold-Silver Project”. The Company is traded on the Toronto Stock Exchange under the symbol “GAM” and on the American Stock Exchange under the symbol “GRS”.

Results of Operations

Operations

During the period, the Company posted a net loss of $1,955,032 compared to the previous year’s net loss of $126,540 with a loss per share of $0.042 compared to a loss per share in the prior year of $0.004.

Interest revenue increased by $28,861 due to the interest earned on the investment of the proceeds of a common stock issue of $17.25 million completed in August 2003. The Company received 3 months of management fees ($230,000) in the current period (2002 — $90,000) pursuant to a joint venture agreement with Bolnisi Gold NL. The agreement with Bolnisi provided for a payment of $30,000 per month with an increase to $100,000 per month if the project had not been completed by September 2003.

The Company has recorded an unrealized foreign exchange gain of $1,557,141 in the current period due to the favorable fluctuation of the Canadian dollar against the Mexican peso and the US dollar. The Company has a long-term debt instrument denominated in US dollars. In addition, the assets and liabilities of an integrated wholly owned subsidiary are denominated in Mexican Pesos. The Company will continue to experience these fluctuations due to the exposure created by its international corporate structure and long-term debt. To minimize the exposure to foreign currency fluctuations, the company holds all surplus funds in Canadian dollars.

General and administrative has increased in 2003 by $380,020 due to an increased marketing and investor communications program. As the Company draws closer to production, it has embarked on this program to highlight the exceptional results it has received from its drilling program in the Ocampo Gold and Silver Project. This effort will continue at this level over the next year as part of a focus to increase shareholder value through market exposure and continued project success.

Professional fees have increased over the prior year due to the expensing of stock options issued to consultants (2003 — $1,457,800, 2002 — nil). The stock options were recorded at fair value using the Black-Scholes option pricing model and a corresponding amount was recorded as contributed surplus. A similar charge is expected in the second quarter, as the remaining options granted to consultants will be expensed as services are rendered.

Wages and benefits have increased by $65,135 due to additional staffing in the finance department. Amortization expense has increased significantly due to the purchase of mining equipment at the end of the previous fiscal year. The equipment purchased is utilized as part of the project to construct underground ramps, tunnels and drilling stations.

During the period, the Company reduced the carrying value of its Santa Maria and La Cuesta properties to nil as limited resources will be expended on these properties in the near term. Due to the consolidation of 100% of the Ocampo property with the termination of the Bolnisi agreements, the Company will focus the majority of its resources on the exploration and development of this resource.

The Company’s carrying value of its investment in Mexgold Resources Inc was reduced by $82,000 to a carrying value of $418,000 due to its equity share in the loss for the period. The market value of the investment at October 31, 2003 was $12,450,000.

Exploration and Development

Bolnisi-Gammon open-pit project

Subsequent to the period end, the Company entered into an agreement with Bolnisi Gold NL and Recursos Mineros S.A. de C.V. to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi. Bolnisi, in return, agreed to deliver all technical information relating the project according to a schedule in the agreement. On December 9, 2003, the Company received all technical reports and the termination payment was made by the Company in favour of Bolnisi. The Company now plans to complete a consolidated feasibility study for the property as a whole, exploiting the advantages of one combined mining operation in the district. The combined resource for the Ocampo Gold and Silver project currently stands at 4.4 million gold-equivalent ozs.

Northeast Underground project

During the period, the Company continued its development of the Ocampo property with expenditures during the period of $2.2 million (2002 — 473,253) as part of its 65,000-metre drill program and 6-km underground tunnel project.

The previous 25,000-meter drill program was completed during the previous fiscal year along with a resource calculation audited by Pincock Allan & Holt. On a gold-equivalent basis, the newly outlined resource at the Company’s Northeast Ocampo Project contains about 1.35-million ounces in the measured and indicated categories and more than 1.6- million ounces in the inferred category, using a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

In addition, the Company released a preliminary scoping study in June 2003 prepared by Kappes Cassidy which shows annual production of 92,400 oz. gold and 4.6 million oz. silver, with an IRR OF 247%, on measured and indicated resource at the Company’s Northeast Ocampo underground project.

The reconsolidation of the Ocampo project provides the opportunity to realize synergies arising from the integration of the underground northeast area with the open pit area into a single mining and processing complex. A combined underground and open pit mine and processing facility is expected to significantly reduce overall capital and operating costs and raise total production levels. Based on the work completed by Bolnisi and the recent scoping study by Kappes Cassidy & Associates, Gammon will target an initial production level approaching 300,000 ounces gold equivalent per annum in the combined project feasibility study. Mine permitting is well advanced with final approvals expected in early 2004.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position at October 31, 2003 was $15 million compared to July 31, 2003 at $727,517. During the three-month period, the Company completed a fully subscribed private placement financing of $17,250,000. The total offering, including the exercise of the agent’s over-allotment option consisted of 5,390,625 common shares sold at $3.20 per share. Subsequent to the period end, the Company raised an additional $15,000,000 in a private placement to finance the termination payment of $USD 5,000,000 to Bolnisi Gold NL as well as to finance continued development and exploration on the property. The Company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the Ocampo district as it moves into the next phase of its operations and program development.

The Company has long-term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos.

The Company received $1,589,153 ($58,088 — 2002) from the issuance of shares due to the exercise of options and warrants during the period at an average price of $0.89 per share. During the period, the Company invested $2.2 million in its Ocampo mineral property as a result of the underground exploration and 65,000-meter drilling program undertaken in the current fiscal year. Previous years mineral property expenditures during the same period totaled $473,253.

The Company purchased additional mining equipment ($147,277) for the purpose of completing the development of the ramps and tunnels on the Company’s Ocampo project. An additional $1.8 million was needed to support ongoing operational needs during the period ($241- 145 — 2002). The increase in the previous year is due to increased operational needs of the Company as it moves to a higher level of exploration and the fluctuation of short-term working capital facilities in the current year.

As of October 31, 2003, the Company had 8,518,178 in-the-money options and warrants for a total value of $15,643,667 of which a total of 1,359,678 in-the-money options and warrants with a value of $2,039,517 have expiry dates in 2003 with the remaining expiring in the years 2004 to 2008.

The Company may require additional funds for working capital, unanticipated business opportunities or expenditures. The Company may also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

Differences between Canadian and United States Generally Accepted Accounting Principles

The differences between Canadian and United States (U.S.) GAAP are found in Note 14 of the audited consolidated financial statements.

For the three month period ended October 31, 2003, the net loss under Canadian GAAP was $1,955,032 compared to a net loss under U.S. GAAP of $4,768,047. The significant adjustments in the reconciliation are for exploration expenses, amortization of mineral rights, interest expense on long-term debt, and the corresponding effects on future income taxes and foreign exchange gain/loss.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and accordingly, defer such costs. Under U.S. GAAP, exploration expenses are not considered to have these characteristics and are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized. The amount of exploration costs expensed in the current period under U.S. GAAP was $819,680 ($473,265 — 2002).

Under U.S. GAAP, mineral rights are considered intangible assets with finite lives that must be amortized over the useful life of the mineral right. The Company has commenced amortizing the mineral rights effective August 1, 2002, over their useful lives of six years. The current period amortization was $1,594,021. There was a corresponding adjustment in future income tax for the period of $361,836 relating to the amortization of the mineral rights.

Under Canadian GAAP, the Company’s long-term debt is recorded at the Canadian equivalent of its face value of $US 7 million. Under U.S. GAAP, interest must be imputed on the loan and the carrying value adjusted accordingly. The adjustment also reduces the mineral rights by a corresponding amount. The adjustment to net income under Canadian GAAP for the current period’s interest was $145,927 ($168,460 — 2002).

Outlook

The Company continues to be optimistic about the Ocampo Gold and Silver Project in Mexico. Now that the Company owns 100% of the project with the termination of the Bolnisi agreements, the synergies of the project have increased along with the potential cost-savings in the mine development, construction and operation.

With the completion of 2 new studies on the property and the recent financings of $32 million, the focus over the next year will be on completing a feasibility study encompassing the entire property and planning construction of the mine projects. The goals for the next year through the completion of the new drilling and underground development programs is to move towards an expansion of the resource from inferred to measured/indicated, and an increase in the resource calculation to a target of 6 million gold-equivalent oz.

With the building of ramps and tunnels on the Northeast Ocampo property, the Company has started to extract bulk samples and complete infill drilling from underground drill stations. In addition, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. The Company will continue the drilling of targets throughout the property and will test for additional shallow surface and underground deposits outside of the ramp development area with a focus on increasing our resource base.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration programs on its mineral properties and its ability to obtain equity financing.

Forward-looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

financial statements

Gammon Lake Resources Inc. Interim Consolidated Statements of Loss and Deficit
(Unaudited) Three month periods ended October 31	2003	2002

Revenue
Interest	$ 76,331	$ 47,470
Management fees (Note 6 d)	230,000	90,000

	306,331	137,470

Expenses
Amortization	11,670	814
General and administrative	518,973	138,953
Management fees	34,615	--
Professional fees	1,998,885	145,876
Wages and benefits	108,913	43,778

	2,673,056	329,421

Loss before other items	(2,366,725)	(191,951)
Foreign exchange gains	1,557,141	65,411
Write-off of mineral property (Note 5)	(1,063,448)	--
Loss on equity investment	(82,000)	--

	411,693	65,411

Net loss	$(1,955,032)	$ (126,540)

Loss per share (Note 10)	$ (0.042)	$ (0.004)

Deficit, beginning of period	$(6,636,465)	$(6,101,694)
Net loss	(1,955,032)	(126,540)

Deficit, end of period	$(8,591,497)	$(6,228,234)

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Balance Sheets
	October 31 2003	July 31 2002

	(unaudited)	(unaudited)
Assets
Current
Cash and cash equivalents	$ 14,845,572	$ 1,264,614
Receivables
Commodity taxes	824,272	732,554
Other	185,609	20,664
Prepaids	16,817	16,924

	15,872,270	2,034,756
Investment in affiliated company (Note 3)	418,000	500,000
Capital assets (Note 4)	677,722	542,115
Mineral properties and related deferred
costs (Notes 5 and 6)	54,595,171	54,833,669

	$ 71,563,163	$ 57,910,540

Liabilities
Current
Payables and accruals	$ 629,002	$ 1,307,239
Due to affiliated companies (Note 12)	138,903	--
Long term debt (Note 7)	9,237,900	9,870,000
Future income taxes (Note 8)	7,107,000	9,430,000

	17,112,805	20,607,239

Shareholders' Equity
Capital stock (Note 9)	61,584,056	43,939,766
Contributed surplus (Note 9)	1,457,800	--
Deficit	(8,591,498)	(6,636,465)

	54,450,358	37,303,301

	$ 71,563,163	$ 57,910,540

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)
Subsequent events (Note 15)

On behalf of the Board

"Fred George" Director	"Brad Langille" Director

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Statements of Cash Flows
(Unaudited) Three month periods ended October 31	2003	2002

Increase (decrease) in cash and cash equivalents
Operating
Net loss	$(1,955,032)	$ (126,540)
Amortization	11,670	814
Foreign exchange gain	(1,557,141)	(65,411)
Stock option expense	1,457,800	--
Mineral property write-off	1,063,448	--
Loss on equity investment	82,000	--

	(897,255)	(191,137)
Change in non-cash operating
working capital (Note 11)	(934,793)	(50,278)

	(1,832,048)	(241,415)

Financing
Net proceeds from issuance of capital stock	17,644,290	58,088

Investing
Acquisition of capital assets	(147,277)	(122)
Advances from affiliated companies	138,903	000
Expenditures on mineral properties
and related deferred costs	(2,222,910)	(473,253)

	(2,231,284)	(473,375)

Net increase (decrease) in cash and cash equivalents	13,580,958	(656,702)
Cash and cash equivalents
Beginning of period	1,264,614	6,398,305

End of period (Note 11)	$ 14,845,572	$ 5,741,603

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

1.	Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there-from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds over and above amounts raised subsequent to the period end (Note 15) to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

2.	Summary of significant accounting policies

Basis of presentation
The accompanying interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Select information and disclosures required in notes to annual financial statements has been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended July 31, 2003.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Long term investments
The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20-25% for exploration equipment and furniture and equipment.

Revenue recognition
Revenue is recognized when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

Stock based compensation and change in accounting policy
Effective August 1, 2003, the Company adopted the fair value method of accounting for employee and non-employee stock-based compensation. Stock option costs are measured at the grant date based on the fair value of the options and are charged to professional fees with a credit to contributed surplus.

The consideration paid on exercise of options is credited to capital stock.

This policy has been adopted prospectively without retroactive application to financial statements of prior periods.

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share
Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at October 31, 2003, no provision has been provided in the consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

3.	Investment in affiliated company

The Company’s long-term investment, carried at equity, consists of 5,000,000 shares, representing a 26.7% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the “Guadalupe Gold-Silver Project”.

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	October 31 2003	July 31 2003

Initial investment in Mexgold Resources Inc.	$ 500,000	$500,000
Equity share of losses of Mexgold Resources Inc.	(82,000)	--

Carrying value of investment in affiliated company	$ 418,000	$500,000

The market value of investment in affiliated company as at October 31, 2003 was $12,450,000. Prior to September 18, 2003, the shares in Mexgold were not publicly traded, therefore, no reliable market value data was available for the investment.

4.	Capital assets

	October 31, 2003			July 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 17,270	$ 9,400	$ 7,870	$ 15,052	$ 6,502	$ 8,550
Exploration equipment	753,105	86,932	666,173	604,202	75,234	528,968
Furniture and equipment	7,243	3,564	3,679	7,243	2,646	4,597

	$777,618	$ 99,896	$677,722	$626,497	$ 84,382	$542,115

5.	Mineral properties and related deferred costs

For the three month period ended October 31, 2003

	Balance July 31, 2003	Expenditures during the period	Write-offs during the period	Balance October 31, 2003

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ 1,063,448	$ --
Ocampo	53,770,221	824,950	--	54,595,171

	$54,833,669	$ 824,950	$ 1,063,448	$54,595,171

Included in current year expenditures are future income tax adjustments of $(1,397,960). The Company has written off the La Cuesta and Santa Maria properties as it has not incurred any exploration expenditures in the last three fiscal years and has no plans in the current fiscal year to develop the properties.

For the year ended July 31, 2003

	Balance July 31, 2003	Expenditures during the period	Write-offs during the period	Balance October 31, 2003

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ --	$ 1,063,448
Ocampo	47,722,533	6,047,688	--	53,770,221

	$48,785,981	$6,047,688	$ --	$54,833,669

Included in expenditures for the year ended July 31, 2003 are future income taxes of $56,770.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

5.	Mineral properties and related deferred costs (continued)

Schedule of deferred mineral property expenditures

Mineral property, August 1, 2003	$ 54,833,669

Land purchase	5,270
Geological studies	26,716
Drilling	713,657
Assays	70,888
Equipment and consumables	735,395
Field Office	72,291
Camp materials and equipment	22,824
Health and Safety	1,979
Vehicles	81,402
Consulting fees	154,663
Contract Mining fees	307,671
Travel	30,154
Future Income tax adjustment	(1,397,960)

Total current period additions	824,950

Mineral property, October 31, 2003	$ 54,595,171

6.	Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)/Compania Minera Brenda, S.A de C.V. (“Brenda”)

The Company has an agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the agreement, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the production stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

The company has fulfilled all drilling and exploration expenditures required under the contract to acquire the full 100% interest. Fuerte Mayo has given the Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. (“Minera Brenda”). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b)	Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 7.

Under the terms of the agreement, the 5,000,000 common shares, transferred in December, 2001, may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000. The Company has no further obligations with regard to this share issuance.

c)	Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

If the Company were to sell the lands, claims and concessions described in the agreements, the Company will be required to pay Global U.S. $1,000,000.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

6.	Commitments and contingencies (continued)

d)	Bolnisi Gold NL (“Bolnisi”)

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.)	Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.
ii.)	Bolnisi will complete the feasibility study commenced by the Company.
iii.)	At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.
iv.)	Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.
v.)	If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

If Gammon receives an offer from a third party to develop the remaining Ocampo project area, Bolnisi is granted a right of first refusal to be exercised within 30 days.

Subsequent to the period end, the Company and Bolnisi entered into an agreement to terminate the above contract arrangement. (Note 15)

e)	Bolnisi Gold NL (“Bolnisi”) and Recursos Mineros S.A. de C.V. (“Recursos”)

On August 11th, 2003, the Company entered into an agreement with Bolnisi's wholly-owned Mexican subsidiary, Recursos Mineros de Ocampo S.A. de C.V. ("Recursos"). The agreement provides for the following:

i.	The Company grants Recursos the exclusive right to explore and exploit certain mining concessions in the Ocampo region of Chihuahua, Mexico within the terms of the mining law in Mexico, including the construction of a plant and mine infrastructure.
ii.	The Company confirms that if debt financing is required by Recursos or Bolnisi, the Company will give security to the debt provider over and in limited recourse to the mining claims on terms which are commercially reasonable and customary in the industry.
iii.	The agreement will be effective until one of the following events occur:

–	the date on which the Earn-in agreement terminates or
–	the date on which an interest in the mining claims is transferred to a nominee of the parent company of Recursos according to the earn-in agreement.

Subsequent to the period end, the Company and Bolnisi entered into an agreement to terminate the above contract arrangement. (Note 15)

A summary of the future commitments based on the above noted option and joint venture agreements at October 31, 2003 are set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the related property

Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the related property

8% of net profits attributable to
Compania Minera, Brenda, S.A. de C.V	US $2,000,000	related mining claims or upon sale
of the related property

Compania Minera, Brenda, S.A. de C.V	US $250,000	Upon a minimum proven reserve amount

7.	Long term debt

	October 31 2003	July 31 2003

Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date	$9,237,900	$9,870,000

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;
ii.)	US $3,500,000 on or before November 23, 2007;
iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;
iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

8.	Income taxes

The following table reconciles the expected income tax payable (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the periods ended October 31, 2003 and 2002.

	2003	2002

Net loss	$ 1,955,032	$ 126,540
Income tax rate	42%	43%

Expected income tax recovery	821,000	54,000
Tax effect of foreign exchange gains that are
not taxable for income tax purposes	265,000	--
Valuation allowance	(1,086,000)	(54,000)

Provision for income taxes	$ --	$ --

The following table reflects future income tax liabilities at October 31, 2003 and July 31, 2003.

	October 31 2003	July 31 2003

Accounting value of mineral properties and related
deferred costs in excess of tax value	$ 11,622,000	$ 12,115,000
Deductible share issue costs	(312,000)	(312,000)
Non-capital losses carried forward	(8,497,000)	(5,581,000)

	2,813,000	6,222,000
Valuation allowance	4,294,000	3,208,000

Future income tax liabilities recognized	$ 7,107,000	$ 9,430,000

9.	Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of Common Shares	Ascribed Value

Balance - July 31, 2002	36,453,766	$39,041,616
Issued during the year ended July 31, 2003:
For cash upon exercise of share purchase options	1,275,500	1,165,800
For cash upon exercise of share purchase warrants	2,011,270	2,174,512
For cash upon exercise of compensation warrants	293,750	410,588
Pursuant to agreement for professional services
and exercise of share purchase options	900,000	1,147,250	(1)

Balance - July 31, 2003	40,934,286	$43,939,766
Issued during the period ended October 31, 2003:
For cash upon exercise of share purchase options	792,500	648,000
For cash upon exercise of share purchase warrants	990,102	941,153
For cash pursuant to private placements	5,390,625	16,055,137

Balance - October 31, 2003	48,107,513	$61,584,056

(1)	Pursuant to professional services agreements, the Company issued 500,000 shares at a price of $1.01 per share, and 400,000 shares at a price of $0.93 per share, representing the approximate trading value at the time the agreement was entered into. Included in the ascribed value is $270,250, which was the fair value of the options at the time of the issuance.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

9.	Capital stock (continued)

Escrow shares
As at October 31, 2003, 15,000 (July 31, 2003 – 1,123,976) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants
A summary of the 1,359,678 outstanding warrants to purchase common shares as at October 31, 2003 is as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price	Total

1,359,678	November 30, 2003	$1.50	$2,039,517

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 11,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 12,853,300 options have been granted pursuant to the Company’s stock option plan of which 5,694,800 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at October 31, 2003.

Holder	Number of Shares Under Option	Expiration Date	Exercise Price	Total ($)

Directors	470,000	April 25, 2006	$1.50	705,000
Consultants/employees	33,000	April 25, 2006	$1.50	49,500
Directors	10,000	September 26, 2006	$0.50	5,000
Consultants	40,000	September 26, 2006	$0.50	20,000
Consultants	100,000	March 1, 2007	$0.90	90,000
Officers	150,000	February 7, 2007	$0.75	112,500
Consultants	75,000	February 7, 2007	$0.75	56,250
Directors	437,500	March 15, 2007	$0.80	350,000
Consultants	448,000	March 15, 2007	$0.80	358,400
Consultants	20,000	April 24, 2007	$1.30	26,000
Consultant	300,000	May 21, 2007	$1.60	480,000
Consultant	25,000	June 25, 2004	$2.00	50,000
Directors	1,150,000	October 9, 2007	$1.01	1,161,500
Directors	2,347,000	July 4, 2008	$2.60	6,102,200
Consultants	1,540,000	July 4, 2008	$2.60	4,004,000
Employees	13,000	July 4, 2008	$2.60	33,800

Total Outstanding	7,158,500			$13,604,150

Fixed Options	October 31, 2003			July 31, 2003

	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price

Outstanding, beginning of period	7,951,000	$ 1.79		4,576,500	$ 0.98
Granted	--	$ 0.00		5,550,000 (1)	$ 2.13
Expired	--	$ 0.00		--	$ 0.00
Exercised	(792,500)	$(0.8	2)	(2,175,500)	$(0.9	4)
Outstanding, end of period	7,158,500	$ 1.90		7,951,000	$ 1.79

Options exercisable, end of period	6,358,500	$ 1.81		4,051,000	$ 0.99

(1)	At July 31, 2003 there were 3,900,000 options subject to shareholder approval.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

9.	Capital stock (continued)

During the period ended October 31, 2003, 740,000 options that were granted to consultants in previous periods and earned during the current period were expensed based on the fair value of the options on the date granted. As a result, $1,457,800 was recorded as professional fees and contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	100%
Risk free interest rate	3.75%
Expected life	5 years

Had stock-based compensation for 1,150,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, and if the options had been exerciseable the Company’s pro forma net loss and loss per share for the three month period ended October 31, 2002 would have been as follows:

	Net Loss	Loss Per Share
As reported	$ 126,540	$ 0.004
Pro forma
5 years	$1,012,270	$ 0.030

For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

Dividend yield	0%
Expected volatility	100%
Risk free interest rate	4.3%
Expected life	5 years

The Company applies the fair value method of accounting for stock based compensation awards to non-employees. No amount has been recorded with respect to the 500,000 options granted under a consulting agreement dated October 15, 2002 as these services will be provided subsequent to October 31, 2002 and the options are subject to shareholder approval at the next annual and special meeting.

10.	Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the period ended October 31, 2003 of 46,215,458 (2002 — 33,018,106).

Diluted loss per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted weighted average number of shares for the period ended October 31, 2003 and 2002 were not presented, as all factors are anti-dilutive.

11.	Supplemental cash flow information

	2003	2002
Change in non-cash operating working capital:
Receivables	$(256,663)	$(51,040)
Prepaids	107	--
Payables and accruals	(678,237)	762

	$(934,793)	$(50,278)

Interest and income taxes paid:
Interest	$ Nil	$ 486

Income taxes	$ Nil	$ Nil

	2003		2002
Cash and cash equivalents consist of:
Cash on hand and balances with banks	$ 329,189		$ 704,345
Temporary money market instruments	14,516,383	(1)	5,037,258

	$14,845,572		$5,741,603

(1)	Temporary money market instruments consist of short term bankers acceptance investments with rates of 2.62% - 2.72% per annum and terms of less than 90 days.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

12.	Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

	2003	2002

Management fees	$ 34,615	$ --
Mineral property exploration expenditures	1,098,957	13,462
Professional fees	12,000	52,985

	$1,145,572	$66,447

Amounts included above for mineral property expenditures are recorded on a cost recovery basis. Management believes that related party transactions for management and professional fees are recorded at fair market value. Amounts due to affiliated companies are owed to companies controlled by directors and are non-interest bearing with no fixed terms of repayment.

13.	Financial instruments

The Company’s financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars and are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables, investment in affiliated company and payables approximate their carrying values. There is no satisfactory market for the Company’s long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

14.	Differences between Canadian and U.S. generally accepted accounting principles

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the three month period ended October 31, 2003 and 2002 and to shareholders’ equity at October 31, 2003 and July 31, 2003 in order to conform to accounting principles generally accepted in the United States (U.S. GAAP).

Statement of loss:

	Three Month Period October 31 2003	Three Month Period October 31 2002

Net loss for the period based on
Canadian GAAP	$(1,955,032)	$ (126,540)
Write off of mineral properties and related
Deferred costs	1,063,448	--
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves a)	(819,680)	(473,265)
Future income taxes relating to deferred
exploration costs a)	(1,397,960)	--
Amortization of mineral rights a)	(1,594,021)	(1,593,053)
Future income tax relating to the
amortization of mineral rights a)	361,836	390,833
Foreign exchange gain on future income
taxes liability previously expensed	(177,000)	--
Interest expense on long term debt
adjusted to fair value f)	(145,927)	(168,460)
Foreign exchange gain on adjusted
long term debt f)	(103,710)	(61,511)

Net loss for the period based on U.S. GAAP	$(4,768,046)	$(2,031,996)

Loss per share, basic and diluted	$ (0.10)	$ (0.06)

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

14.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

Shareholders’ equity:

	October 31 2003	July 31 2003

Shareholders' equity based on
Canadian GAAP	$ 54,450,358	$ 37,303,301
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves a)	(17,599,724)	(16,780,044)
Future income taxes relating to deferred
exploration costs a)	2,034,810	3,432,770
Amortization of mineral rights a)	(7,967,615)	(6,373,596)
Future income taxes relating to the
amortization of mineral rights a)	1,923,367	1,561,531
Foreign exchange gain on future income
taxes liability previously expensed
with exploration costs a)	(779,000)	(602,000)
Adjustment for exploration costs on
abandoned properties b)	1,258,296	194,848
Interest expense on long term debt
adjusted to fair value f)	(1,238,952)	(1,093,024)
Foreign exchange gain on fair value
adjusted long term debt f)	(521,272)	(417,563)

Shareholders' equity based on U.S. GAAP	$ 31,560,268	$ 17,226,223

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1)     Mineral properties and related deferred costs

	October 31 2003	July 31 2003

Canadian GAAP	$ 54,595,171	$ 54,833,669
Deferred exploration costs
prior to the establishment of proven and
probable mineral reserves a)	(17,599,724)	(16,780,044)
Amortization of mineral rights a)	(7,967,615)	(6,373,596)
Adjustment for exploration costs on abandoned
properties b)	1,258,296	194,848
Adjustment for mineral property purchase
at fair value f)	(3,713,090)	(3,713,090)

U.S. GAAP	$ 26,573,038	$ 28,161,787

2)       Long term debt

	October 31 2003	July 31 2003

Canadian GAAP	$ 9,237,900	$ 9,870,000
Adjustment of long term debt to fair value f)	(3,713,090)	(3,713,090)
Interest payable on long term debt
adjusted to fair value f)	1,238,952	1,093,024
Foreign exchange gain on fair value
adjusted long term debt f)	521,272	417,563

U.S. GAAP	$ 7,285,034	$ 7,667,497

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

14.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

3)     Future income taxes

	October 31 2003	July 31 2003

Canadian GAAP	$ 7,107,000	$ 9,430,000
Future income taxes relating to deferred
exploration costs a)	(2,034,810)	(3,432,770)
Future income taxes relating to the amortization
of mineral rights a)	(1,923,367)	(1,561,531)
Foreign exchange gain on future income tax
liabilities previously expensed a)	779,000	602,000

U.S. GAAP	$ 3,927,823	$ 5,037,699

a)     Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under United States GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

Further, pursuant to FAS 142, effective August 2002, the costs of acquiring mineral rights are considered to be intangible assets with finite lives and under US GAAP must be amortized over the useful life of the mineral right. Accordingly, the Company has commenced amortizing the mineral rights over their estimated useful lives of 6 years commencing August 1, 2002.

b)     Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the three month period ended October 31, 2003 and the years ended July 31, 2001 and 2000, $1,063,448, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period. The write-off of the mineral rights under U.S. GAAP would be included in the expenses and the sub-total loss before write-off would not be permitted.

c)     Stock-based compensation

Effective August 1, 2003, the Company accounts for its stock based compensation under US GAAP in accordance with FAS No. 123 (fair value method) for both employees and non-employees.

Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to August 1, 2002, under Canadian GAAP, stock options granted to employees continued to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.

Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which is expensed for U.S. GAAP purposes.

No stock options were issued during the three month periods ended October 31, 2003 and 2002, therefore no stock option expense was recorded.

d)     Statements of cash flows

As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals.

	Three Month Period Ended October 31 2003	Three Month Period Ended October 31 2002

Cash used in operations	$(2,524,153)	$(714,680)

Cash used in investing	$(1,539,179)	$ (110)

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

14.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

e)    Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for US GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

f)     Fair value of long term debt
In consideration for the Soyopa claims acquired in November, 2001 (Note 6(b)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Under Canadian GAAP, this loan has been presented at its face value of US $7,000,000. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company’s mineral properties accordingly. During the periods subsequent to November, 2001, the interest imputed on the loan is recorded as a period expense.

g)     Recent accounting pronouncements

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the Unites States of America (“U.S. GAAP”). The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•	a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•	a long-lived asset can only be classified as held for sale if certain criteria are met;

•	an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•	a loss recognized on classification of an asset as held for sale does not include future operating losses;

•	discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•	the income statement display of discontinued operations is unchanged from previous display; and

•	various disclosures related to the disposal of long-lived assets is required.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee’s services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the company initiates after that date.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s must be consolidated by the Company commencing with its second quarter 2004 financial statements. The Company is assessing the impact of this pronouncement for its next quarter 2004 financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2003 and 2002

14.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on August 1, 2003 and will adopt the provisions of CICA EIC 128 on July 1, 2003. The Company has assessed the impact of this pronouncement and currently does not engage in derivative or hedging activities.

Liabilities and equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004. The Company does not have any current asset retirement obligations.

Stock-based employee compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. Effective August 1, 2003, the Company adopted the fair value method of accounting for employee and non-employee stock-based compensation and believes that the accompanying financial statements are consistent with the new guidance contained in SFAS 148.

15.	Subsequent events

(i)	Bolnisi Gold NL (“Bolnisi”) and Recursos Mineros S.A. de C.V. (“Recursos”)

On November 6, 2003, the Company entered into an agreement with Bolnisi Gold NL and Recursos Mineros S.A. de C.V. to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi. Bolnisi, in return, agreed to deliver technical information related to the Ocampo open-pit project according to a schedule in the agreement. On December 9th,2003 all technical reports were received by the Company and the termination payment was made by the Company in favour of Bolnisi.

(ii)	Private placement financing

On November 21, 2003, the Company completed a fully subscribed private placement financing of $15,000,000 through BMO Nesbitt Burns Inc. as the exclusive agent. The total offering consisted of 2,439,024 common shares sold at $6.15 per share.

Corporate Information

Share details as of November 30, 2003
Shares issued: 52.0-million
Fully diluted: 58.7-million

TSX : GAM Toronto Stock Exchange
AMEX : GRS American Stock Exchange
BSX : GL7 Berlin Stock Exchange

Officers:
Fred George, President & Chairman
Bradley H. Langille, CEO
L. Leanne Dowe, C.A., CFO
Terry Coughlan, B.Sc., VP Operations
Greg Liller, VP Exploration

Directors:
Fred George, President & Chairman
Bradley H. Langille, CEO
Terry Coughlan, B.Sc., VP Operations
Greg Liller, VP Exploration
Dale M. Hendrick, P.Eng., CFIM
Alejandro Caraveo Vallina
Rudolfo Nieblas

Auditors:
Grant Thornton
301-238A Brownlow Avenue, PO Box 38049
Dartmouth, NS B2Y 3Z6 Canada

Legal Counsel:
McInnes Cooper
1601 Lower Water Street, PO Box 730
Halifax, NS B3J 2V1 Canada

Transfer Agent:
Computershare Trust Company
1500 University Avenue, Suite 700
Montreal, PQ H3A 3S8 Canada

Bankers:
Royal Bank of Canada
7001 Mumford Road
Halifax, NS B3L 2H8 Canada

Corporate Head Office:

Gammon Lake Resources Inc.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, NS B3B 1T5 Canada
Telephone: (902) 468-0614

Office in Mexico:

Gammon Lake de Mexico, S.A. de C.V
Sor Juana Ines de la Cruz # 2102
Col. Altavista, Chihuahua, Mexico

22

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, NS B3B 1T5
Canada

Telephone: (902) 468-0614
Fax: (902) 468-0631
Email: gammonl@sprint.ca

www.gammonlake.com